FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG
2013 PRELIMINARY RESULTS

-	Pre-tax profit of €219.1m (2012: €217.9m*)
-	Net interest income down slightly to €165.8m (2012: €175.7m)
-	Net fee income improved by €17.4m to €401.1m (2012: €383.7m)
-	Administrative expenses declined by 1.8% to €486.2m (2012: €495.0m*)

Overview
Against the background of a generally difficult economic trend and regulatory framework, 2013 was a challenging year for HSBC Trinkaus and, as a result of the launch of the bank's revised strategic growth initiative, was also an eventful one. The foundations for positioning the bank as the 'Leading International Bank' in Germany were laid with the launch of its growth initiative in July 2013. This initiative seeks to expand the corporate banking client base (internationally oriented 'Mittel-stand' with annual turnover over €35m and large multinational corporate clients), strengthen the bank's position in the German capital markets, broaden the product range, while further expanding the global cooperation with the rest of the HSBC Group.

Against the backdrop of a stabilising economic activity in the eurozone, HSBC Trinkaus generated a pre-tax profit of €219.1m (2012: €217.9m*) in line with expectations. Net profit was €155.3m compared to €132.0m* in 2012. With the exception of Global Banking and Markets (GB&M) all segments reported an improved performance in 2013. GB&M results were lower due to the non-recurrence of extraordinary items in 2012.

The core tier 1 ratio of 11.7%, slightly lower than at 31 December 2012, reflected an increase in risk weighted assets in line with the bank's growth strategy (31 December 2012: 12.9%). The bank exceeds current capital requirements under Basel III, and retains sufficient capital to facilitate further business expansion. HSBC Trinkaus, the HSBC Group's principal subsidiary in Germany, is rated 'AA- (Stable)' by Fitch Ratings.

Financial commentary
Net interest income fell by 5.6% to €165.8m (2012: €175.7m). The improvement in interest income earned on higher volumes in the lending business only partially offset the impact of lower margins earned on surplus funds and interest income from financial assets in the low interest rate environment.

There was a net loan impairment and other credit risk provisions charge of €10.9m in 2013 compared to €0.9m the previous year. The 2013 net charge reflected the combination of individually assessed impairments of €3.8m against a small number of exposures and a net charge of collectively assessed impairments of €7.2m, reflecting the growth in lending volumes.

Net fee income rose by 4.5% to €401.1m (2012: €383.7m). The Securities business made the largest contribution, on par with levels recorded for the previous year, despite difficult market conditions. Fee income in the lending business, driven by the bank's participation in a growing number of lead arrangements for large syndicated loans, improved by €8.7m to €23.0m (2012: €14.3m).

There was a significant decline in net trading income to €95.7m (2012: €161.8m), in line with expectations, as the prior year included the one-off income contribution relating to a company merger.

Administrative expenses reduced by €8.8m to €486.2m (2012: €495.0m*). The reduction in staff expenses reflected the non-recurrence of the restructuring expenses included the previous year relating to the changes made to improve operating efficiencies. The 2013 administrative expenses included costs and write-downs of assets in connection with the decision taken to withdraw from business in Luxembourg. The cost efficiency ratio in 2013 improved to 67.9% (2012: 69.4%*).
Income from financial assets improved by €7.2m to €16.3m (2012: €9.1m) reflecting an increase in net gains on the disposal of financial assets.

Total assets at 31 December 2013 of €19.8bn were marginally lower than the prior year (2012: €20.0bn). Customer deposits at €12.2bn (2012: €11.9bn*), 61.6% of total assets, remain the bank's most important source of funding, reflecting our clients' confidence in HSBC Trinkaus' business philosophy and good credit standing.

Outlook
2014 is expected to be a challenging year for HSBC Trinkaus. Through the planned expansion of its business and the improving economic conditions, revenues are intended to grow. However, as part of its strategic initiative, 2014 will see a significant investment in the expansion of the workforce, investment in the IT infrastructure, opening of four further branches in Dortmund, Hannover, Mannheim and Nuremberg as well as the expansion of the Cologne branch which will increase costs considerably.

* Prior year's figures restated. The adjustments to the prior-year figures had to be made in accordance with IFRS and are the result of a change in the reporting of pension plans (IAS 19) as well as changes in the balance sheet

The final business results for 2013 are scheduled to be published on 30 April 2014.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:
HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €19.8bn and €149.2bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 31 December 2013.)

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

HSBC Trinkaus
Consolidated figures according to International Financial Reporting Standards (IFRS)

1. Balance sheet figures in €         2013           2012    Change
                                 in %
Loans and advances to customers                4,857.6      4,554,3      6.7
Trading assets                                                              6,753.6                          8,261.5                    - 18.3
Customer accounts                                                    12,219.1                      11,880.4*                        2.9
Trading liabilities                                                         4,099.9                          4,721.9                    - 13.2
Shareholders' equity                                                   1,453.7                        1,385.2*                        4.9
Total assets                                                               19.809.7                        20,047.8                      - 1.2

2. Income statement in €m
Net interest income                                                       165.8                           175.7                        - 5.6
Net loan impairment and other
credit risk provisions                                                      10.9                               0.9                    >100.0
Net fee income                                                               401.1                           383.7                          4.5
Net trading income                                                         95.7                           161.8                      - 40.9
Administrative expenses                                             486.2                           495.0*                       -1.8
Pre-tax profit                                                                  219.1                           217.9*                        0.6
Net profit for the year                                                  155.3                           132.0*                      17.7

3. Ratios
Return on equity before tax in %                                 16.5                             17.1                             -
Cost efficiency ratio
of usual business activity in %                                    67.9                             69.4*                          -
Funds under management
and administration in €bn                                           149.2                           150.3                        - 0.7
Tier 1 ratio** in %                                                         11.7                             12.9                             -
Total capital ratio** in %                                             14.7                             16.6                             -

* Prior year's figures adjusted. The adjustments to the prior-year figures had to be made in accordance with IFRS and are the result of a change in the reporting of pension plans (IAS 19) as well as changes of presentation in the balance sheet
** After allocation to reserves.
ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 26 February 2014